UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Form 10-SB (Amendment 2)

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) or (g) of
                       The Securities Exchange Act of 1934

                            IVES HEALTH COMPANY, INC.
                 (Name of small business issuer in its charter)

            Oklahoma                                     73-1430235
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                           817 North J.M. Davis Blvd.
                               Claremore, OK 74017
         (Address, including zip code, of registrant's executive office)

                                  (918)283-1226
              (Registrant's telephone number, including area code)
                                  (918)283-1232
              (Registrant's facsimile number, including area code)

     Securities to be registered pursuant to section 12(b) of the Act: None

        Securities to be registered pursuant to section 12(g) of the Act:

                              Common Stock, $0.001
                                (Title of Class)

Information Required in Registration Statement

Certain Forward-Looking Information

     Certain statements included in this report which are not historical facts are forward looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward looking statements are based on current expectations, estimates, assumptions and beliefs of management, and words such as "expects," "anticipates," "intends," "believes," "estimates," and similar expressions are intended to identify such forward looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.

                                     PART I

Item 1. Description of Business

(a)  Business Development

     1.   Form and Year of Organization

     Ives Health Company, Inc. (A Development Stage Company) ( the "Registrant", "Company", "IHC" or "New Ives" ) was formed pursuant to an agreement between Maxxon, Inc. and M. Keith Ives, entered into and made effective December 31, 1997 (see Exhibit I - Agreement Between M. Keith Ives and Maxxon, Inc.) Ives Health Company, Inc., (a wholly owned subsidiary of Maxxon, Inc.) and Maxxon, Inc. agreed to separate. The separation was accomplished by a non-pro rata split-off of non-monetary assets, and the issuance of 7,000,000 shares of New Ives common stock to M. Keith Ives, and 1,700,000 shares of New Ives common stock to Maxxon, Inc. New Ives began operations January 1, 1998 and was incorporated in Oklahoma on February 12, 1998. The split-off was valued and recorded at the fair market value of the Maxxon stock in accordance with Issue 96-4 of the Emerging Issues Task Force.

     2.   Bankruptcy or Receivership

     Ives has never been in bankruptcy or receivership.

     3.   Mergers, Reclassifications and purchases of Assets

     Prior to August of 1997, Ives Health Company, Inc., was a privately held company incorporated in the state of Oklahoma in 1993 and was engaged in the business of selling and distributing homeopathic supplements, weight loss products, vitamins, and other alternative medicines to the public through retail grocery stores and other distribution outlets. In August, 1997, the shareholders of Ives exchanged all of their issued and outstanding shares for Maxxon shares in a tax free share exchange. As a result, Ives Health Company became a wholly owned subsidiary of Maxxon. Mr. Keith Ives became a shareholder of Maxxon and remained President and a director of Ives Health Company. Mr. Ives had never been the holder of more than 5% of the issues and outstanding stock of Maxxon. Mr. Ives also became a director of Maxxon. Note: Maxxon, Inc. is a development stage company in the process of developing a safety syringe. Its stock has been traded on the OTC Bulletin Board under the symbol, "MXON".

     After a short period of time, it became apparent to both Maxxon and Ives management that the business of Maxxon and Ives apparently did not fit together as originally believed, that Maxxon was not able to obtain financing for the Ives operations as expected, and that the management style of Maxxon was incompatible with the management style of Mr. Ives. The parties determined to separate. At that time, Ives Health Company, Inc., a wholly owned subsidiary of Maxxon Inc., changed it's name to SEVI Health Company a wholly owned subsidiary of Maxxon Inc., in order to free up the name of Ives Health Company, Inc. The separation agreement shown in Exhibit I shows that a new corporation named Newco would be formed. The name Newco was never used as a name for New Ives because permission was granted by the Secretary of State of Oklahoma to use the old name Ives Health Company. The new Ives Health Company was again incorporated as of February 12, 1998. Mr. Ives became the principal stockholder of that new company. Substantially all of the assets of the old Ives Health Company which later became a wholly owned subsidiary of Maxxon, Inc., which later became SEVI Health Company, Inc., a wholly owned subsidiary of Maxxon, Inc., were transferred into New Ives the registrant. The assets included inventory, equipment, contract rights, intellectual property rights, and product specifications. The new Ives Health Company, Inc. commenced a Regulation D, Rule 504 offering in which additional capital was raised.

(b)  Business of Issuer

     1.   Principal Products and Services of Ives and Their Markets

     The Company is engaged in developing and marketing innovative, safe, high quality natural medicines and nutritional supplements, which are guaranteed for potency and purity, including homeopathic medicines, weight loss formulas, natural remedies, and nutritional supplements. Ives Health Company presently offers 27 different products as follows: Aches and Pains, Acne, Allergy, Antacid, Arthritis, Cough & Sore Throat, Energy, Headache, and Sinus are all homeopathic medicines that provide temporary symptomatic treatment for relief of aches and pains, acne, allergies, upset stomach, pain in joints, cough and sore throat, fatigue, head pain due to stress, and runny nose and sinus congestion. Each of the homeopathic medicines comes in tablet form with 30 tablets in a bottle and sells for $5.98 per bottle. Step 1 - Beginning Weight Loss sells for $19.95, Step 2 - Continuing Weight Loss sells for $36.95, and Step 3 - Maintaining Weight Loss sells for $30.95. Other products are as follows: L-Chromatine - affects fat metabolism while aiding muscle mass gain - $9.95 for 60 tablets in a bottle, De-Tox - designed to cleanse and purify the body of toxins
- $3.65 for 9 tablets in a bottle, Flora-Plus - provides bacteria and enzymes which improves digestion - $9.95 for 30 tablets in a bottle, Poly-Pep - Free form amino acids which help improve nutrient absorption - $9.95 for 30 tablets in a bottle, Orangetic - A high energy performance drink containing a specific blend of nutrients - $19.95 for 30 day supply in powder form, Arthritis Formula
- Hydrolyzed collagen peptides which feed the joints - $48.00 for a 30 day supply in powder form, Antioxidant - Helps eliminate free radicals and peroxides in the blood - $11.95 for 60 tablets in a bottle, Cholest-Away - Helps lower and control cholesterol and triglyceride levels - $21.30 for 60 tablets in a bottle, Immune 2000 - Boosts immune system function while reducing secondary infections
- $19.85 for 60 tablets in a bottle, Prostate Formula - enhances overall prostate health - $39.50 for a three month supply, 270 tablets in a bottle, PMS Formula - Helps build optimum levels of hormonal balancers; decreases cramping, nausea and headache during menstruation - $10.95 for 15cc liquid in a bottle, Relaxagent - relieves stress without drowsiness - $15.95 for 90 tablets in a bottle, Trace Minerals - Achieves RDA blood levels of 77 trace minerals - $11.20 for 120 tablets in a bottle, and VEGI BEARS (original flavor and sour) - a nutritional snack food - $5.99 for 60 bears in a box.

     2.   Distribution Method of Products and Services

     The Company sells to wholesale pharmacy distributors, various chain pharmacies, and independent retail pharmacies. Three of the Company's principal distribution alliances are with Albertsons, Winn Dixie, and Dillons with over a 1000 pharmacy locations, as well as over 700 independent retail pharmacies, distributing IHC's products in 36 states.

     3.   Status of Publicly Announced Products and Services

     During 1999 Ives announced a new product called, Immune 2000. All rights to this product were purchased from Dr. Robert Slayton Bedeen in July of 1999 as part of the Quantum Resources acquisition. Immune 2000 is a product that resulted from 10 years of research and development. It has been tested on AIDS patients and significantly increased their immune system function while reducing secondary infections, offering them a better quality of life.

     4. Competitive business conditions, Competitive Position and Methods of Competition

     (a) WEIGHT LOSS: Ultra Slim Fast, Weight Watchers, Nutra-System, Jenny Craig, Dexatrim, Herbal Life, and Metabolite.

     (b) HOMEOPATHIC MEDICINE: Nature's Way, Naturopath Medicines, Boyron, and Centrum are the most prevalent.

     (c) NUTRITIONAL SUPPLEMENTS: Nature's Resource, Nature's Way, and Centrum are our biggest competitors and control approximately 35% of the market. However, most of their distribution is targeted through health food stores, i.e. GNC, Atkins and a variety of others.

     5.   Sources of Raw Materials and the Names of Principal Suppliers

     The  principal   suppliers  of  Ives'  raw  materials  are:   International
Formulation and Manufacturing (IFM), Vegi Snack Foods, Inc., Summa Laboratories, Inc.; Animal Technologies, Inc. and American Labs.

     6.   Dependence on one of a few major customers

     Ives primary distribution focus is through regional and national chain pharmacies. We are currently distributing through Mays, Drug Warehouse, Price Mart, Horizon, Pamida and The Medicine Shoppes (these are regional chains). National chains currently selling our products on a regional basis are Albertsons (2700 national locations), Dillons and Winn-Dixie (1200 plus national locations). Wal-Mart is expected to set us up as a vendor. Walgreens, K- Mart, and Eckerds are our next three targeted chains. Walgreens, K-Mart, and Eckerds have expressed interest in Ives products. While there are no distributor agreements with these companies at this time, Ives anticipates that such agreements will be entered into with each company in the near future. Discussions are continuing with these companies as well as

Krogers, CVS, Brookshire, Publix, and Randalls, and Ives expects to execute agreements in the late 1st quarter or early 2nd quarter, 2000, with many of these chains.. Ives estimates that 70% of our distribution will be through large grocery and pharmaceutical chain stores.

     Ives Health Company is dependent at this time upon product sales to 3 large grocery and pharmaceutical chains, Albertsons, Winn Dixie and Dillons, which have 318 stores, 707 stores and 71 stores, respectively, currently purchasing Ives products. As the number of customers increases, the dependence of Ives upon these chains will decrease. Ives anticipates that the growth of the acceptance of its products will result in the addition of other large grocery and/or pharmaceutical chains as customers.

     7.   Patents, trademarks, licenses, royalty agreements or labor contracts

     IHC has an exclusive license agreement with Dr. Robert Slayton-Bedeen relating to certain Technology developed by Dr. Bedeen. A Royalty agreement with Dr. Bedeen reads as follows: a) Ten percent (10%) of the first $100,000 and five percent (5%) on the excess over $100,000 of the adjusted sales revenue actually received by Licensee (gross revenue received from sales of Licensed Products less 28%) during the first five (5) years of the term of this agreement. b) Three percent (3%) of the adjusted sales revenue during the second five years.
c) Two percent (2%) of the adjusted  sales revenue  during the  remaining  forty
(40) years. On November 30, 1998, the Company purchased for $10,000 and expensed the cost of the royalty provision that was required under the License Agreement. The purchase thereby eliminated any royalty payments to the previous owner of the technology.

     The purpose of the license agreement with Dr. Bedeen was to obtain all rights to formulations (including the rights to manufacture, distribute and sell) that Dr. Bedeen had developed with respect to products named, Immune 2000, T-factor and a revolutionary burn creme. This agreement has not been significant to Ives Health Company in the past. This agreement will be a significant part of Ives year 2000 expansion. The aforementioned products will be the primary products sold in the new Hospital and Doctor Direct Division of Ives which is scheduled to be created in the spring of 2000.

     8.   Need for Governmental Approval

     None.

     Ives markets our products in the wholesale distribution market for nutritional supplements. All of our products are sold strictly over-the-counter and are non-prescription. At the present time, Ives does not manufacture any of our own products. Manufacturers of our products are subject to FDA compliance. Ives only packages and distributes products manufactured in FDA approved facilities. None of our products have ever been challenged. Ives has never had to revise a marketing claim or withdraw a product from the market.

     9.   Effect of Existing or Probable Governmental Regulation

     None.

     10.  Estimate of the amount spent on research and development

     IHC's research and development department currently operates as follows: internal tracking, quality control, test results, product development and other important data are done internally in conjunction with an outside joint venture with Albertsons, which is overseen by Dr. Ruth Miller. Through December 31, 1999 Ives has spent an estimate of $50,000, which includes R & D employees wages.

     11.  Costs and effects of environmental compliance

     Ives has incurred no costs associated with environmental compliance.

     12.  Number of total employees and number of full time employees

     The Company had 14 full-time employees at the year ended December 31, 1998 and 14 full-time employees as of December 31, 1999.

Item 2. Management's Discussion and Analysis

(a)  Plan of Operations

     There is no assurance that material expenses will not be incurred that could jeopardize the stability of the Company nor that shareholders or future shareholders will have or make available sufficient funds to cover such material expenses. However, it is the belief of the Company, that the following summary of the Company should occur.

     The overall goal of the management team is to develop IHC into a major player in the arena of natural health products. Objectives leading to that goal include being a structured and professional organization of integrity, thus maintaining strong relationships with suppliers and customers. Marketing goals include having products in 15,000 pharmacies in the U.S. by the year 2001. Of these 15,000 pharmacies, 30% are independent pharmacies and 70% are regional and national chains, i.e. Albertsons, Winn-Dixie, Wal-Mart, Walgreens, K-Mart, Eckerds, etc.

     As of January 31, 2000, Ives products are sold in 146 independent pharmacies and 1096 chain pharmacies (318 Albertsons, 707 Winn Dixies, and 71 Dillons) for a total of 1242 pharmacy locations that carry our products. There are 2400 additional Albertsons stores that Ives has the opportunity to sell products to. It is Ives plan to sell products nationwide by selling to as many chain pharmacies as possible by the end of the year 2000. Most stores that carry Ives products vend our entire product line. Ives has no exclusive arrangements for the wholesale distribution of our products.

     The  Company's  products can  generally  be grouped  into five  categories:
Homeopathic medicines (pure medicines), Weight Management, Natural Remedies, Nutritional food supplements, and Health and Beauty Aids. IHC will continue to implement the same positive marketing strategy that brought the Company to this point. It will sell the bulk of its product through wholesale distributors and play off the success of its current wholesalers and generate business with new wholesalers. Also IHC will continue to seek regional and national chain pharmacies. Other strategies include attending more pharmacy trade shows, getting endorsements from strategic pharmacy, physician, and health insurance providers (by conducting our innovative validation testing), hiring more direct sales representatives, and increasing regional advertising while expanding to a national advertising campaign. Our greatest need is advertising dollars in order to create more consumer awareness and demand (mass over time).

     The Company's powders, capsules, tablets and liquids in bulk are produced by International Formulation & Manufacturing, Inc. of San Diego, California, Summa RX Laboratories, Inc. in Mineral Wells, Texas, Animal Technologies, Inc. in Tyler, Texas, and American Labs, Inc. of Omaha, Nebraska. All of the preceding companies are FDA registered drug companies. All final packaging, i.e. (shrink-wrapping, UPC coding, expiration dating, and quality control, etc.) is performed by IHC in Claremore, Oklahoma. Future products will be handled on the same basis. The long-term goal of IHC is to manufacture products from start to finish.

     The Company's primary distribution focus is through regional and national chain pharmacies. We are currently distributing through Mays, Drug Warehouse, Price Mart, Horizon, Pamida and The Medicine Shoppes (these are regional chains). National chains currently selling our products on a regional basis are Albertsons (2700 national locations) and Winn-Dixie (1200 national locations). Wal-Mart , Walgreens, K-Mart, and Eckerds are our next targeted chains. IHC has established a strong alliance with wholesale distributors who sell to independent pharmacies and continued growth with these distributors is another reason for IHC achieving nationwide distribution. IHC's most noted strengths with their wholesalers are product quality, a strong in-store marketing package, high profit margins for both the wholesaler and the retail pharmacy, product and alternative medicine education and validation testing.

     Management of Ives believes that Ives is a leader in the industry in promotional incentives and profit margins for its products. In the July 1999 issue of Pharmacy Today Magazine it was stated that the average margins on over-the-counter pharmaceutical products is 23% and the average margins on prescription drugs is 7-11% with a total average margin for pharmaceuticals of 17%. Ives Health Company products boast an average margin of 38% which is far above our competitors. The average incentive by other pharmaceutical companies to wholesalers and brokers is 3%. Ives give a 5-8% commission to wholesalers and brokers.

(b)  Results of Operations

     Revenues were $469,567 for the year ended December 31, 1999 compared to $394,854 for the year ended December 31, 1998. This represents a 19% increase in revenue from 1998 to 1999. Cost of sales were $330,526 for the year ended December 31, 1999 compared to $192,039 for the year ended December 31, 1998. Selling expenses were $196,830 for the year ended December 31, 1999 compared to $329,149 for the year ended December 31, 1998. General & Administrative expenses were $532,563 for the year ended December 31, 1999 compared to $323,693 for the year ended December 31, 1998. This change represents an increase of $208,870 or 65% over 1998 general and administrative expenses. This General & Administrative expense increase was primarily due to increases in consulting expenses, legal and accounting expenses, research and development expenses, fringe benefits to employees and office clerical salaries. The ratio of the cost of sales with respect to revenue increased substantially in 1999 to 70.4% compared to 48.6% during 1998. This increase in the cost of sales was due to a substantial increase in the price of herbal and animal extracts which are necessary to manufacture Ives products. In addition, to be more competitive in the market, Ives lowered the retail pricing on many products which resulted in a higher ratio when comparing the cost of sales to revenue. Selling expenses decreased substantially in 1999 as compared to 1998 due to cash flow restrictions and a corresponding reduction in allocation of funds to the advertising budget. The company posted a net loss of $(590,242) for the year ended December 31, 1999, compared to a net loss of $(502,746) for the year ended December 31, 1998. A total deficit of $(1,092,988) accumulated during the 1998-1999 development stage of the company.

     (i)  Cash Requirements

     Management believes that to achieve its objectives , the Company should seek additional funding of $750,000, whether it be through long-term debt or additional sales of stock or both. The funds will be used for company expansion, which will include the following: increasing inventory, significantly increasing advertising expenses, creating a multi- level marketing division where private label products will be sold to consumers directly over the internet, creating a hospital and doctor direct division where the products purchased from Dr. Bedeen and Quantum Resources will be sold directly to hospitals and doctors offices, creating an international sales division where products will be sold abroad and retirement of existing debt. Management also believes that the 4th quarter 1999 refocus on large chain pharmacy sales should significantly increase sales of the company which combined with the above company expansion will result in projected gross sales of $2 million for the year 2000 with positive net earnings.

     Due to the refocus on large chain pharmacy sales in the 4th quarter of 1999, company financial conditions had significantly improved by December 31, 1999. As of January 31, 2000, Ives Health Company was posting positive operational cash flow. Ives is presently providing working capital from the sale of inventory; however, is seeking to borrow additional working capital which will be used to implement the aforementioned company expansion.

     As of January 31, 2000, Ives Health Company is servicing $21,191.99 in monthly short- term and long-term debt payments and is meeting this debt service out of operational cash flow.

     (ii) Product Development and Research Plan for the Next Twelve Months

     IHC's research and development department currently operates as follows: internal tracking, quality control, test results, product development and other important data are done internally in conjunction with an outside joint venture with Albertsons, which is overseen by Dr. Ruth Miller. Management plans to continue the validation testing for current products and all new products introduced.

     During the last half of 1999, Ives Health Company entered into a validation testing agreement with Albertsons where 400 participants were enrolled for validation testing in Oklahoma Albertsons pharmacies. The reason for this program was to substantiate the efficacy of our products. Each participant was given a 30 day supply of a specific product. A series of tests were performed under a doctor's supervision on each participant as part of the validation testing. The testing was completed on November 15, 1999. From these tests it was determined that Ives products have an overall effectiveness of 83%. This information is being used in Ives new Preventive Health Discount Plan where Ives, pharmacy chains and insurance companies enter into agreements that provide wellness to participants. The Ives Preventive Health Plan will be of significant benefit to insurance companies (decreased claims and increased profits), consumers (decreased drug expense, better health and lower insurance premiums), companies ( better employee health, less absenteeism, increased employee performance and lower insurance premiums), the participating pharmacy chains (increased traffic, increased sales and increased profits), and will significantly boost the sales of Ives products. The validation testing program has validated the product claims of Ives and will be very important in the expansion of Ives products, its markets, and the acceptance of its products by the ultimate consumer.

     (iii) Expected Purchase or Sale of Plant and Significant Equipment

     None.

     (iv) Expected Significant changes in number of employees.

     Ives intends to hire two to three additional sales representatives to service our customers in the field.

Item 3. Description of Property

     (a)  Location and Description of Property

     The Company owns land and building at 817 North J.M. Davis Blvd., Claremore, OK 74017, and all furniture, fixtures, and equipment. The land and building has a mortgage against it, held by Seven Brothers LLC. The balance due at December 31, 1998 was $164,574. The balance due on the building mortgage as of December 31, 1999, was $154,305. The Company purchased the land (.565 acres) and building (13,180 sq.ft.) in July, 1998 for $270,000, the cost of remodeling was $99,747. The appraised value after remodeling was $462,000. The Company carries adequate insurance coverage on all property and equipment.

     The Ives building at 817 North J.M. Davis Blvd. in Claremore, OK, is used mostly for packaging, storage and shipping of Ives products and a lesser part of the building houses the corporate offices of the company. The equipment located in the building is limited to computers, a labeling machine, two packaging machines and a forklift.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a)  Beneficial Owners of More than Five Percent

     The following shareholders own of record more than 5% and/or includes security ownership of management personnel of the 9,577,650 shares issued and outstanding as of December 31, 1998 and as of December 31, 1999 of 12,846,946:

Title of Class         Name and Address                    Amount and Nature
                     Of Beneficial Owner                   Of Beneficial Owner   % of Class
-------------------------------------------------------------------------------------------
                                                           As of December
                                                           31, 1999
-------------------------------------------------------------------------------------------
Common         M. Keith Ives, Officer/Director             8,439,260                65.7%
               22972 Woodridge Dr., Claremore,
               OK 74017
Common         Maxxon, Inc., Beneficial Owner              1,700,000                13.2%
               8908 S. Yale Ave, Ste 409, Tulsa,
               OK 74137
Common         Bill Elliott, Beneficial Owner                150,187                 1.2%
               Route 1, Box 156, Tahlequah, OK
               7446
Common         Pat Storms, Beneficial Owner                  349,975                 2.7%
               15849 Sheffield Rd., Siloam
               Springs, AR 72761
Common         JoEtta Hughes, Officer/Director               549,984                 4.3%
               Claremore, OK 74017
Common         Perry Ives, Officer/Director                  329,800                 2.6%
               316-A S. Choctaw, Claremore, OK
               74017
Common         Tony Fauver/Director                           80,000                 0.6%
               Claremore, OK 74017
Common         Jim Jones, Director                             2,000                  N/A
               6937 E  97th St. South, Tulsa, OK
               74133
Common         All Officers and Directors as a             9,401,044                73.2%
               group ( 4 persons )

     Note: Maxxon is a company with over 12,000,000 shares of common stock issued and outstanding at December 31, 1999. Ives does not know who the principal shareholders are. Mr. Gifford Mabee is the President, but Ives does not know who other officers are. Maxxon filed a form 10-SB on December 22, 1999. Information regarding Maxxon can be found from that filing.

     (b)  Security Ownership of Management

     These numbers are included in the table 4(a) shown above.

     (c)  Changes in Control

     None.

Item 5. Directors, Executive Officers, Promoters and Control Persons

(a)  Identify directors and executive officers.

     (1)  - (4) Names, ages, positions, offices, business experience.

     A) M. Keith Ives, age 42, is President, of Ives Health Company. Mr. Ives, upon graduating from college, went to work for McKesson Drug Co. as a territory sales manager where he gained expertise in sales, pharmacology, marketing, business management, and business consulting. After seven years with McKesson Drug Co. Mr. Ives decided to start his own pharmaceutical company for two primary reasons ( to specialize in natural preventive health products and to find products which would help improve the quality of life for his wife who had contracted Multiple Sclerosis). To accomplish this goal, he bought an insurance agency to gain experience in personnel management, sales management, and knowledge about the insurance industry and their role on the pharmaceutical industry. Simultaneously, he became a distributor for a direct marketing company to gain the knowledge necessary in applying direct marketing to his future pharmaceutical business. Mr. Ives then started a pharmaceutical company and has been the driving force to realizing his goals. Mr. Ives' perseverance has led this company to its present position and with proper funding, IHC will become a leader in the growing preventive health care industry.

RESPONSIBILITIES - Mr. Ives oversees the day to day operations, coordinates closely with Fred Oberloh, National Sales Manager, on company promotions and sales, makes direct sales calls, conducts ride-alongs with wholesale/broker representatives to secure new business, attends local, regional and national trade shows, promotes the company's growth and vision to the pharmaceutical industry, via alternative medicine seminars both live & televised, and conducts the business of securing funds for IHC's growth. Mr. Ives has been recognized by his employers, peers, and his customers for his outstanding achievements in sales, service, consulting and management. These achievements include: #1 in annual multi-million dollar sales volume seven of ten years before starting IHC, Mr. Ives and the sales people he managed were always in the top 5% of sales producers for their respective companies.

     B) Michael Harrison, age 45, was hired as CEO of Ives Health Company on December 27, 1999. Mr. Harrison managed the largest oil operation in the state of Kansas from 1987- 1991. Applied operation management skills which resulted in net earnings increased from 14 million dollars in 1987 to 31 million dollars in 1991. Successfully performed duties a financial consultant for the corporate financial planning and analysis department of OXY USA from 1991-1993. Co-instructor of an in-house business decision making school. Evaluated 106 oil companies for possible acquisition during 1992. Managed divestment of $5 million of company properties at auction during 1992. Acquired the world renown Hasty-Bake Barbecue Grill Company in 1993. Successfully marketed and operated company resulting in doubling of sales and significant increase in earnings. Developed marketing strategy and revitalized dealer network. Reestablished and redesigned many old products. Sold majority interest in company to minority partner in 1996. Divestiture resulted in a profit of five times the original cash investment in the company. Acquired 100% of RPC Company an industrial powder coating operation in 1996. Secured bank and SBA financing for acquisition and subsequent expansion involving buyout of competition. Tripled revenues and earnings of company in three years. Increased net value of company ten times the original investment by November 1999.

RESPONSIBILITIES - Mr. Harrison is responsible for the daily operations and administration of the company. He is the company's primary deal maker with respect to future acquisitions and financing. Mr. Harrison is also responsible for all future performance predictions of the company as well as a liaison with the SEC on corporate filing matters. Mr. Harrison works very closely with Mr. Keith Ives in the planning and future direction of the company and with respect to targeted sales efforts. Mr. Harrison has been instrumental in attaining continuing education (CE) certification status for Ives Health Company with local and national pharmacy boards. By utilizing CE certification, Ives Health Company can better inform pharmacists about the generalities of Ives products and at the same time award the pharmacists with local or national continuing education credits.

     C) JoEtta Hughes, age 43, is CFO of Ives Health Company. Ms. Hughes has comprehensive experience in accounting, the pharmaceutical industry, warehouse and personnel management and has worked for McKesson Drug Co. and a division of Cooper and Lybrand accounting firm. She graduated valedictorian from Bryan Institute in computer programming and accounting. She is currently Vice President of the local chapter of Business and Professional Woman's Federation as well as state Membership Chair. She sits on the advisory boards for Rogers University and OSU.

RESPONSIBILITIES - Ms. Hughes conducts all of the in-house financial business for IHC and works closely with IHC's CPA. While her main duties are financially related, she contributes a great deal to the day to day operations, customer service, data entry, secretarial duties, and consulting with M. Keith Ives in running the company. In order for IHC to be successful Mr. Ives felt he must have Ms. Hughes on board to draw from her expertise in the pharmaceutical and accounting fields. She has been instrumental in applying her abilities in keeping the company functioning.

     D) Perry Ives, age 35, Vice President, of Ives Health Company has 13 years experience in employee relations and day to day operations as maintenance supervisor for apartment management firms. He graduated high school in Stillwater, OK and received his Associates Degree in Computerized Accounting at Condie College in California with a 3.99 GPA. Perry is responsible for producing our television and radio commercials, and our newspaper advertisements. He is presently developing a CD ROM that will be used as an educational marketing tool. Perry's diversified abilities and his knowledge of daily operations of IHC have proven to be a valuable asset to the company.

RESPONSIBILITIES - Director of Marketing and Advertising while overseeing the day to day operations and product production. Mr. Ives primary function is designing and implementing in-house sales and marketing materials, creating ad slicks, and supporting the efforts of JoEtta Hughes in accounting and computer work. Mr. Ives has demonstrated his diversified abilities in the daily operations of IHC and has proven to be capable of exceeding every challenge that the company has thrown his way. He has been instrumental in performing work the company would have had to out source, thus assisting the company's efforts to control costs.

     E) Tony Fauver, age 44, is the Director/Production & Quality Control and has 17 years experience in warehouse management, production, and quality control. Mr. Fauver has been employed with IHC since May of 1997. Born and raised in Edwardsville, Illinois. Tony received his training in the United States Army. His experience as a General Manager of a manufacturing company, plus his experience in sales and purchasing has made him a valuable asset to Ives Health Company, Inc. His knowledge of general management principles is synonymous with Ives Health Company's high standards for the production of our all natural products and weight management program.

     F) Jim Jones, age 68, is currently a member of Ives Health Company's Board of Directors. Mr. Jones was a successful insurance agent before his retirement in 1992. Although he considers himself retired, he still acts as Ives Health Company's independent insurance agent. Throughout his career, he has sat on the Board of Directors for banks, insurance companies, & several corporations.

     (5)  Other Directorships

     None.

(b)  Identify Significant Employees

     1) Fred Oberloh, age 40, is National Sales Manager at IHC. Mr. Oberloh has been in the pharmaceutical industry for over 20 years as a Regional Sales Manager with Pittman Moore Drug Company. Fred has been another welcomed addition to our management team and started with IHC in January, 1999. His strengths are a work ethic which is beyond reproach and his attention to detail.

RESPONSIBILITIES - Managing local, regional and national chain accounts at both the Corporate and Pharmacy levels. Overseeing the sales and service function for three Sales Representatives, creating, initiating and implementing sales promotions & bonus buys while informing IHC accounts on these promotions.

(c)  Family Relationships.

     M. Keith Ives, President, JoEtta Hughes, CFO and Perry Ives, Vice President are siblings.

(d)  Involvement in certain legal proceedings

     NONE

Item 6. Executive Compensation.

                           SUMMARY COMPENSATION TABLE
                                    YEAR 1999

Executive/                               Annual          Stock
Position                     Year        Salary          Bonus
-------------------------------------------------------------------------------------------
M. Keith Ives,               1999       $70,333.28       To be determined by performance of
President                                                Co.
-------------------------------------------------------------------------------------------
Michael Harrison,            1999       $     0.00       To be determined by performance of
CEO                                                      Co.
-------------------------------------------------------------------------------------------
JoEtta Hughes,               1999       $43,552.00       To be determined by performance of
CFO                                                      Co.
-------------------------------------------------------------------------------------------
Perry Ives,                  1999       $32,165.03       To be determined by performance of
Vice President                                           Co.
-------------------------------------------------------------------------------------------

Item 7. Certain Relationships and Related Transactions

(a)  Describe Related Party Transactions

     During 1998 M. Keith Ives and JoEtta Hughes, officers of the Company loaned the Company funds to cover certain operating expenses. The notes accrue interest at a rate of 10% per year and are payable on demand. During 1998 payments were made to the officers in the amount of $81,711 to reduce the note balances. As of December 31, 1998, there remained a balance due to JoEtta Hughes of $41,752. During 1999 certain officers and shareholders of the company advanced $270,487 to the company to cover operating expenses. During 1999 a total of $191,101 was paid on these notes leaving a balance of $121,137 at December 31, 1999.

Item 8. Description of Securities

     The following summary of certain provisions of the Common Stock is complete and is subject to, and qualified in its entirety by, the provisions of applicable law and the provisions of Ives' Certificate of Incorporation, which is included as an exhibit to this Registration.

     Ives is authorized to issue 50,000,000 shares of Common Stock, par value $0.001 per share, of which 9,577,650 shares were outstanding as of December 31, 1998 and 12,846,946 shares were outstanding as of December 31, 1999.

     Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members or the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

     Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Ives has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available, therefore, Ives intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements of Ives financial condition and such other factors as the Board of Directors may consider.

     Liquidation Rights. Upon any liquidation, dissolution or winding up of Ives, holders of shares of Common Stock are entitled to receive pro rata share of all the assets of Ives' available for distribution to shareholders after liabilities are paid.

     Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Ives.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity

(a)  Market information

     (1)  Identify the principal market or markets where common stock is traded.

     Ives' common stock is traded on the NASD's Over-The-Counter Bulletin Board and other (Pink Sheets). The trading symbol for Ives common stock is IVEH.

     (i) The high and low prices for Ives' common stock during the calendar quarters ended were:

     Quarter ended                      High               Low
     -------------                      ----               ---

     June 30, 1999                      $ 2.00            $ 1.20
     September 30, 1999                 $ 1.20            $ 1.20
     December 31, 1999                  $  .50            $  .03

     Quotations on the OTC Bulletin Board reflect bid and ask quotations, may reflect inter- dealer prices, without retail markup, mark-down or commission, and may not represent actual transactions. The common stock of Ives was not traded publicly before June 30, 1999. Ives cleared the NASD on June 30, 1999. The opening price was $2.00/share and trading has ranged from $0.03/share to $2.00/share in the pink sheets.

(b)  Holders

     As of December 31, 1999, there were 128 holders of record of Ives' common stock, this figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Ives estimates there are approximately 25 owners who hold their shares in brokerage accounts. These securities were sold primarily to individual investors.

(c)  Dividend Policy

     Ives has not declared any dividends in the past and there is no intention to declare dividends in the future.

Item 2. Legal Proceedings

     None.

Item 3. Changes in and Disagreements with Accountants

     None.

Item 4. Recent Sales of Unregistered Securities

(a)  Securities Sold

     February 12, 1998, the Company issued  7,000,000  shares of common stock to
M. Keith Ives and 1,700,000 common shares to Maxxon, Inc. in accordance with the separation agreement between M. Keith Ives and Maxxon, Inc. The shares were issued in a tax free exchange under the terms of the agreement.

     From April 20, 1998 through December 31, 1998 the Company sold 877,650 shares of common stock to various purchasers pursuant to Rule 504 of Regulation D and Section 4 (2) of the Securities Act of 1933. The 552,650 shares issued under the 504 offering to individual investors were sold at an average purchase price of $0.72 per share. The 305,000 restricted shares issued to employees and officers, and 20,000 restricted shares issued to Summa Laboratories for the purchase of rights to product formulas were issued at par value at an average price of $0.001 per share. The stock certificates for Summa Laboratories were prepared in 1998, but the terms of the agreement were not completed until 1999 when the Summa formula investment was recorded at a fair market value of $0.80 per share.

     From January 1, 1999 through December 31, 1999 the Company sold 400,736 shares of common stock to various purchasers pursuant to Rule 504 of Regulation D and Section 4 (2) of the Securities Act of 1933. The average purchase price was $0.72 per share which includes commissions, fees and expenses.

     During 1999 the Company issued 2,868,560 common shares to various employees, officers and directors pursuant to Rule 504 of Regulation D and
Section 4 (2) of the Securities Act of 1933. These shares were issued to employees and officers for services rendered and were issued at an average price of $0.05 per share.

(b)  Underwriters and other Purchases

     There was no public offering of the shares. The shares were sold to officers, directors and key consultants, and to purchasers in compliance with Regulation D, Rule 504 of the Securities Exchange Act of 1933 or in compliance with Rule 701.

(c)  Consideration

     The total offering price for the common stock sold for cash in 1998 & 1999 was $413,112 and $290,258, respectively. Ives paid $13,897 in commissions and $87,222 in offering costs in connection with the sale of shares of Ives' common stock. The total offering price for the common stock exchanged for services rendered was $151,436.

     In accordance with the split-off and separation agreement with Maxxon, Inc., the

Company issued to M. Keith Ives and Maxxon, Inc. 8,700,000 shares of Common Stock of the Company at par value.

(d)  Section under which exemption from registration was claimed

     The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4 (2) and SEC Regulation D, Rule 504, among other exemptions. Each recipient of securities in each such transaction represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, where applicable, appropriate legends were affixed to the share certificates issued in such transactions. All recipients had access to information about the Company.

Item 5. Indemnification of Directors and Officers

     Ives' Certificate of Incorporation provides for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. In addition, Ives' Bylaws provide for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of Ives' Certificate of Incorporation and Bylaws which provide indemnification may reduce the likelihood of derivative litigation against Ives' directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit Ives and its stockholders.

     In addition, Ives has entered into indemnification agreements with its officers and directors, key consultants and others. These agreements provide that Ives will indemnify each person for acts committed in their capacities and for virtually all other claims for which a contractual indemnity might be enforceable.

                                    Part F/S

                 INDEX TO FINANCIAL STATEMENTS AND RELATED NOTES

Independent Auditor's Report                                                   1

FINANCIAL STATEMENTS

         Balance Sheets                                                        2

         Statements of Operations                                              3

         Statements of Cash Flows                                              4

         Statements of Shareholders' Equity                                    5

         NOTES TO FINANCIAL STATEMENTS                                      6-12

                          INDEPENDENT AUDITOR'S REPORT


     To the Board of Directors and Shareholders of Ives Health Company, Inc.:

     We have audited the balance sheet of Ives Health Company, Inc., (A Development Stage Company), an Oklahoma Corporation, as of December 31, 1999 and 1998 and the related statements of operation, shareholders' equity and cash flows from January 1, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ives Health Company, Inc., (A Development Stage Company), as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ending December 31, 1999 and 1998 and from January 1, 1998 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

HENDERSON SUTTON & CO., P.C.

/s/ HENDERSON SUTTON & CO., P.C.
--------------------------------
Certified Public Accountants
Tulsa, Oklahoma
March 15, 2000

                            IVES HEALTH COMPANY, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                     ASSETS
                                                        1999            1998
                                                        ----            ----
Current Assets
   Cash                                             $     3,165     $    24,787
   Accounts Receivable                                   78,704           8,853
      Less Allowance For Doubtful Accounts              (10,000)             --
   Inventories                                          153,970         156,819
   Prepaid expenses                                     110,952              --
   Loans to officers                                      5,000              --
                                                    -----------     -----------

                  Total Current Assets                  341,791         190,459
                                                    -----------     -----------
Property and Equipment
   Property, Plant & Equipment                          491,180         445,586
   Less Accumulated Depreciation                         62,097          21,136
                                                    -----------     -----------

                  Net Property and Equipment            429,083         424,450
                                                    -----------     -----------
Other Assets
   Goodwill-net                                         284,700         306,600
   Deposits                                                 600             900
   Marketing design program-net                          13,849          31,778
   Investments                                           39,825          34,055
                                                    -----------     -----------

                  Total Other Assets                    338,974         373,333
                                                    -----------     -----------

TOTAL ASSETS                                        $ 1,109,848     $   988,242
                                                    -----------     -----------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Accounts Payable                                  $   252,847     $   179,940
   Payroll & sales taxes payable                          22,924          11,092
   Accrued Expenses                                       11,283          22,998
   Note payable to officer                               121,137          41,752
   Current Portion of Long Term Debt                     151,434         272,219
                                                     -----------     -----------

                  Current Liabilities                    559,625         528,000
                                                     -----------     -----------

                                                        1999            1998
                                                        ----            ----
Long-Term Liabilities
   Notes Payable                                        681,758         556,904
   Less current portion long-term debt                 (151,434)        272,219
                                                    -----------     -----------

                  Total Long-term Liabilities           530,324         284,685
                                                    -----------     -----------

                  Total Liabilities                   1,089,949         812,685
                                                    -----------     -----------

Shareholders' Equity
   Common Stock (Par $.001)                              12,847           9,578
          12,846,946 and 9,577,650 outstanding at
          December 31, 1999 and 1998 respectively
          Additional Paid in Capital                  1,100,040         668,725
          Deficit Accumulated During
            The Development Stage                    (1,092,988)       (502,746)
                                                    -----------     -----------

                  Total Shareholder's Equity             19,899         175,556
                                                    -----------     -----------


TOTAL LIABILITIES & SHAREHOLDER'S EQUITY            $ 1,109,848     $   988,242
                                                    -----------     -----------

  (The accompanying notes are an integral part of these Financial Statements)

                            IVES HEALTH COMPANY, INC
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998

                                            JANUARY 1, 1998
                                             (INCEPTION) TO
REVENUES                                   DECEMBER 31, 1999       1999             1998
                                           -----------------   ------------     ------------
            Sales                             $    864,421     $    469,567     $    394,854

               Cost of Sales                       522,565          330,526          192,039
                                              ------------     ------------     ------------

                  Gross Profit                     341,856          139,041          202,815
                                              ------------     ------------     ------------

OPERATING EXPENSES

             Selling Expenses                      525,979          196,830          329,149
         General & Administrative Expenses         856,256          532,563          323,693
         Depreciation & Amortization               105,222           77,694           27,528
         Interest & Factoring Expense               97,387           72,196           25,191
                                              ------------     ------------     ------------

         Total Operating Expenses                1,584,844          879,283          705,561
                                              ------------     ------------     ------------

NET OPERATING LOSS                              (1,242,988)        (740,242)        (502,746)


         Gain On Contract Default                  150,000          150,000               --

         Income Tax Expense                             --               --               --
                                              ------------     ------------     ------------

                  NET LOSS                    $ (1,092,988)    $   (590,242)    $   (502,746)
                                              ------------     ------------     ------------

Weighted Average of Shares Outstanding                           10,146,618        9,034,076
                                                               ------------     ------------

Net Loss Per Share                                             $      (.058)    $      (.056)
                                                               ============     ============

(The accompanying notes are an integral part of these Financial Statements)

                            IVES HEALTH COMPANY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 1999 AND 1998

                                                     JANUARY 1, 1998
                                                     (INCEPTION) TO
                                                    DECEMBER 31, 1999      1999            1998
                                                    -----------------      ----            ----
Cash Flows From Operating Activities
   Net loss from operations                            $(1,092,988)    $  (590,242)    $  (502,746)
   Depreciation                                             50,529          40,961           9,568
   Amortization                                             62,738          36,641          26,097
   Stock Issued for services                               151,436         151,436              --
  (Increase) decrease in accounts receivable               (68,704)        (59,851)         (8,853)
  (Increase) decrease in inventories                      (153,971)          2,848        (156,819)
  (Increase) decrease in prepaid expenses                 (110,951)       (110,951)             --
   Increase(decrease) in accounts payable                  244,234          72,908         171,326
   Increase (decrease) in accrued payroll taxes             22,924          11,832          11,092
   Increase (decrease) in accrued expenses                  11,282         (11,716)         22,998
                                                       -----------     -----------     -----------

   Net Cash Provided (Used) by Operating Activities       (883,471)       (456,134)       (427,337)
                                                       -----------     -----------     -----------

Cash Flows From Investing Activities
   Loans to Officers                                        (5,000)         (5,000)             --
   Property Plant and Equipment                           (479,612)        (45,594)       (434,018)
   Deposits                                                   (600)            300            (900)
   Investments                                             (22,557)         13,418         (35,975)
   Other Assets                                            (34,055)             --         (34,055)
                                                       -----------     -----------     -----------

   Net Cash Provided (Used) by Investing Activities       (541,824)        (36,876)       (504,948)
                                                       -----------     -----------     -----------

Cash Flows From Financing Activities
   Notes payable to Officers                                45,898           4,147          41,751
   Long term debt                                          756,758         199,854         556,904
   Sale of Common Stock for Cash,                          625,804         267,387         358,417
                                                       -----------     -----------     -----------
   Net of offering cost

   Net Cash Provided (Used) by Financing Activities      1,428,460         471,388         957,072
                                                       -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH                              3,165         (21,622)         24,787

CASH AT BEGINNING OF YEAR                                   24,787          24,787              --

CASH AT END OF YEAR                                    $    27,952     $     3,165     $    24,787
                                                       ===========     ===========     ===========

Statements of Cash Flows (Continued)
                                                     JANUARY 1, 1998
                                                     (INCEPTION) TO
                                                    DECEMBER 31, 1999      1999            1998
                                                    -----------------      ----            ----
Non-cash financing & investing activities:

   Stock issued for product formulas                   $    16,000     $    16,000     $        --
                                                       -----------     -----------     -----------
                                                       ===========     ===========     ===========

(The accompanying notes are an integral part of these Financial Statements)

                            Ives Health Company, Inc.
                          (A Development Stage Company)
                  Statements of Changes in Shareholders' Equity
                               For the Years Ended
                           December 31, 1999 and 1998

                                                                                                   DEFICIT
                                           PRICE            COMMON STOCK                          DURING THE
                                            PER        ------------------------     PAID-IN      DEVELOPMENT
                                           SHARE         SHARES        AMOUNT       CAPITAL         STAGE
                                         -------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998               $       --            --    $       --    $       --     $       --

Shares Issued in Conjunction With              .001     8,700,000         8,700         6,000             --
The Maxxon/Ives Split-Off Transaction

To Record Goodwill                                                                    328,500             --

Shares Issued Under 504 Offering                .72       552,650           553       398,662             --

Shares Issued to Employees & Officers          .001       305,000           305          (305)            --

Shares Issued for Summa License                .001        20,000            20           (20)            --

Less Offering Cost                                                                    (64,112)            --

Net Loss For the Year                                                                               (502,746)
                                         -------------------------------------------------------------------

BALANCE DECEMBER 31, 1998                               9,577,650         9,578       668,725       (502,746)
                                         -------------------------------------------------------------------

Shares Issued to Employees & Officers           .05     2,868,560         2,858       148,578             --
for Services

Shares Issued Under 504 Offering                .72       400,736           411       289,847

Shares Issued for Summa License                 .80                                    16,000

Less Offering Cost                                                                    (23,110)

Net Loss For The Year                                                                               (590,242)
                                         -------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1999                           12,846,946    $   12,847    $1,100,040    $(1,092,988)
                                         -------------------------------------------------------------------

  (The accompanying notes are an integral part of these Financial Statements)

                            Ives Health Company, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
     This summary of significant accounting policies of Ives Health Company, Inc. (the "Company")is presented to assist in understanding the Company's financial Statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

     ORGANIZATION
     Ives Health Company, Inc. ("IVES" or the "Company") was formed pursuant to an agreement between Maxxon, Inc. and M. Keith Ives, entered into and made effective December 31, 1997. IVES, (a wholly owned subsidiary of Maxxon, Inc.) and Maxxon, Inc. agreed to separate. The separation was accomplished by, a non-pro-rata split-off of non-monetary assets in accordance with Issue 96-4 of the Emerging Issues Task Force, a recapitalization and the issuance of 7,000,000 shares of new Ives common stock to M. Keith Ives, and 1,700,000 shares of new Ives common shares to Maxxon, Inc. The new IVES began operations January 1, 1998 and was incorporated in Oklahoma on February 12, 1998.

     Ives Health Company, Inc. (A Development Stage Company) is engaged in developing and marketing innovative, safe, high quality natural non-prescription medicines and nutritional supplements. IVES products, which are guaranteed for potency and purity, include natural medicines, herbal formulas, vitamins, minerals and homeopathic medicines. The Company wholesales the products to pharmacies.

     CASH AND CASH EQUIVALENTS
     The Company considers all highly liquid assets with maturities of three months or less to be cash equivalents.

     INVENTORY
     Inventory consists primarily of bulk product that will be packaged into capsules, bottled, and packaged for distribution to customers. Inventory is stated at the lower of cost or market value using the first-in, first-out method. Obsolete products are written off in the year they are determined to be obsolete.

     FISCAL YEAR END
     The Company's fiscal year ends on December 31.

     PROPERTY AND EQUIPMENT
     Property and equipment is recorded at cost. All material property and equipment additions are capitalized and depreciated on a straight-line basis over the estimated useful life of the asset.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INCOME TAXES
     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry-forwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. The effects of future changes in tax laws or rates are not included in the measurement. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     EARNINGS PER SHARE

     Earnings (Loss) per Share
     -------------------------
     The Company computes net income per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under provision of SFAS No. 128 and SAB 98 basic net income (loss) per share is calculated by dividing net income (loss) available to common stockholders for the period by the weighted average shares of common stock of the Company outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. The calculation of fully diluted income (loss) per share of common stock assumes the dilutive effect of stock options outstanding.

     Segment Information
     -------------------
     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the years ended December 31, 1999 and 1998, the Company operated in the single business segment engaged in developing and marketing selected healthcare products.

     New Accounting Standards
     ------------------------
     The Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company had no comprehensive income items during 1999 and 1998. Therefore, net loss equals comprehensive income. The Company operates in only one business segment. The company adopted SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during 1999. As of December 31, 1999, the Company did not engage in hedging activities or other transactions involving derivatives.

     REVENUE RECOGNITION
     Revenue is recognized monthly based upon the terms of the sale. The Company issues credit to customers on a discount basis of 2% if paid within ten days of the invoice or the full balance due within thirty days of the invoice. Management uses the allowance method of recognizing bad debts. A provision for doubtful accounts was required at December 31, 1999, for a doubtful account of $10,000.

NOTE 2 - PROPERTY AND EQUIPMENT

     The following is a summary of the major classes of property and equipment:

                                        ESTIMATED
                                        USEFUL LIFE      1999           1998
                                        ------------     ----           ----

     Building                            30 years    $   249,347    $   249,347
     Building Improvements               30 years        100,400        100,400
     Land                                      --         20,000         20,000
     Equipment                          5-7 years         68,387         65,171
     Furniture                          5-7 years         11,075         10,668
     Master Dies                          5 years          4,355             --
     Vehicles                             3 years         37,616             --
                                        ---------------------------------------
                                                         491,180        445,586
     Accumulated Depreciation                             62,097         21,136
                                                     --------------------------
     Property and equipment (net)                    $   429,083    $   424,450
                                                     --------------------------

NOTE 3 - OTHER ASSETS

     GOODWILL
     --------
     Effective December 31, 1997 M. Keith Ives exchanged 275,360 shares of Maxxon Inc. common shares valued at $1.01 per share (using the average of the last five trading days in 1997) for 7,000,000 common shares of the Company's stock. Maxxon retained 1,700,000 shares of the newly formed Ives Health Company, Inc. After the issuance of the 8,700,000 common shares, M. Keith Ives owned 80.5% of the outstanding shares and Maxxon owned 19.5% of the outstanding shares. The exchange was accounted for as a purchase using the fair market value of the Maxxon common stock as consideration for 80.5% of the newly formed company. The transaction was a non-pro-rata split-off of certain non-monetary assets, whereby Maxxon exchanged assets for a non-controlling interest in a new entity. The transaction was recorded in accordance with the Emerging Issues Task Force Issues # 96-4 and #89-7. Goodwill in the amount of $328,500 was recorded with a resulting credit to Paid-in Capital. The Goodwill is being amortized over its estimated useful life of fifteen years.

     INVESTMENT IN LICENSING AND OPTION TO PURCHASE AGREEMENTS
     ---------------------------------------------------------
     On August 24, 1998, the Company entered into a License Agreement to the rights to certain technology known as (1) the T-Factor Immune System Optimizer and (2) The Burn Treatment Therapy. The rights to the technology were acquired for future development of the technology for the consumer market. These products achieved technological feasibility as of the licensing date and have future uses in research and development and other aspects of Ives business. Dr. Bedeen conducted an 18 month study in Jakarta, Indonesia, in which 186 AIDS patients were given the T-Factor medicine and their T-cell count increased favorably from 3 to 22 points with an average increase in T-cell count of 11 point per month. Studies performed on the burn creme showed it to be very effective in clinical trials. The products have already been developed for the consumer market by Dr. Bedeen and are expected to become two of Ives' primary products as soon as funds are available for inventory build up and marketing. The rights to the license, which included a royalty provision to the seller and extends through August 24, 2049, were acquired for approximately $25,000. The cost related to the license and rights were capitalized and is being amortized over five years.

     On July 30, 1999, the company purchased for $10,000 and expensed the cost of the royalty provision that was required under the License Agreement. The purchase thereby eliminated any royalty payments to the previous owner of the technology.

     In January 1998, Ives Health Company paid $10,000 for the option to purchase VEGI-Snack Foods, Inc., where Ives had the exclusive right to sell VEGI BEARS and related products and retained the right to purchase VEGI-Snack Foods, Inc. until the end of 1999. The option to purchase VEGI-Snack Foods expired at the end of 1999 and the $10,000 investment made to secure this purchase option was written off during 1999.

     Investments                             1999         1998
     -----------                             ----         ----

     Veggie Snack Foods                   $     --     $ 10,000
     Quantum License                        34,602       24,602
     Summa Formulas                         16,000           --
                                          ---------------------

              Total Investments           $ 50,602     $ 34,602

              Accumulated Amortization     (10,777)        (547)
                                          ---------------------
                                          $ 39,825     $ 34,055

     Marketing Design Program
     ------------------------
     During 1998, the Company incurred $35,975 in costs related to the development of a marketing design program. The marketing design program is a CD-Rom computer program that is being developed to be used as a sales tool for Ives sales people in the field. During 1999 the program was curtailed and the cost and related accounts payable were reduced by $13,418. The remaining costs are expected to benefit the Company over the five-year amortization period.

                                    1999         1998

     Marketing design            $ 22,557     $ 35,975
     Accumulated amortization      (8,708)      (4,197)
                                 ---------------------
     Net capitalized             $ 13,849     $ 31,788


NOTE 4 - NOTES PAYABLE-OFFICERS

     During 1998 M. Keith Ives and JoEtta Hughes, officers of the Company loaned the Company funds to cover operating expenses. The notes accrue interest at a Rate of 10% per year and are payable on demand. During 1998 payments were made to the officer in the amount of $81,711 to reduce the note balances. As of December 31, 1998, there remained a balance due JoEtta Hughes of $41,752. During 1999 certain officers & shareholders of the company advanced $270,487 to the company to cover certain operating expenses. During the year at total of $191,101 was paid on these notes leaving a balance due of $121,137 at December 31, 1999.


NOTE 5 - NOTES PAYABLE                                             1999        1998
NationsBank, N.A
     Note dated June 17, 1998 bearing interest @ 9%, due         $ 39,613    $ 48,660
     in sixty monthly installments of $1,097, principle and
     interest through June 2, 2003.  Note is secured by
     inventory and equipment, a security agreement with
     William D. Elliott, a shareholder and by a personal
     guarantee of M. Keith Ives, an officer and major
     shareholder of the Company.  Certain personal assets
     of Mr. Ives also collateralize the note

Seven Brothers, LLC
      Interest @ 8.5%, due in one hundred twenty monthly         $154,305    $165,840
      installments of $1,888, principle and interest, through
      August 1, 2008.  Note is secured by land and building

      Interest @ 45% calculated according to the actuarial             --    $ 30,000
      Method, principle and interest due December 20, 1998

Dr. Bedeen - Balance due on technology purchase                        --    $  9,600
Paid during 1999


NOTE 5 - NOTES PAYABLE (CONTINUED)                                1999        1998

State Bank & Trust, N.A
       Interest @ Wall Street Prime plus 1.5%, currently               --    $102,804
       9.25%, due January 25, 1999
       Paid with financing from Armstrong Bank.  This note
       was secured by personal stock and an annuity
       owned by M. Keith Ives.  Mr. Ives also personally
       Guaranteed the note

State Bank & Trust, N.A
      Interest @ Wall Street Prime plus 1.5%, currently                --    $ 20,000
      9.25%, payable monthly with principle due January
      25, 1999. The note was retired with proceeds from
      the Armstrong Bank financing.  Mr. Ives personally
      guaranteed this note

Local America Bank
      Interest @ 9.99%, in monthly installments of                     --    $ 20,000
      approximately $1,200 monthly through June 15, 2000,
      personally guaranteed by M. Keith Ives and secured
      by personal automobiles.  Paid during 1999

Dr. Craft Loan Agreement
     Dr. Craft advanced Ives $160,000 under an agreement               --    $160,000
     to provide additional funding.  Dr. Craft defaulted on
     agreement and under terms of agreement $160,000 was
     retained by Ives and booked as gain on contract default

Armstrong Bank
     Interest @ 9.30%.  Originated July 9, 1999                  $121,382          --
     Personally guaranteed by Dr. Bill Elliot (shareholder)
     and M. Keith Ives

Armstrong Bank
     Interest @ 8.75%.  Originated July 9, 1999                  $273,849          --
     Personally guaranteed by Dr. Bill Elliot (shareholder)
     and M. Keith Ives

Armstrong Bank
     Interest @ 9.50 %.  Originated June 18, 1999                $ 42,379          --
     Personally guaranteed by Dr. Bill Elliot (shareholder)
     and M. Keith Ives


NOTE 5 - NOTES PAYABLE (CONTINUED)                                 1999        1998


State Bank
    Interest @ 10.12%.  Originated September 24, 1999            $ 19,755          --
    Personally guaranteed by M. Keith Ives

Ford Motor Credit
    Interest @ 8.90%.  Originated August 3, 1999.  Loans         $ 30,476          --
    to purchase three automobiles.  Secured
    by three 1998 Ford Taurus automobiles. Monthly
    payment equals $1075

TOTAL NOTES PAYABLE                                              $681,759    $556,904
                                                                 --------    --------
Less current maturities:                                         $151,434    $272,219
                                                                             --------

Long-term Debt                                                   $530,325    $284,685
                                                                 ========    ========

     Maturities of long-term debt is as follows for the next five years:

     2000                     $ 151,434
     2001                       116,760
     2002                       122,215
     2003                       107,204
     2004                       105,682
     Thereafter                  78,464
                              ---------
     Total                    $ 681,759
                              ---------

NOTE 6 - INCOME TAXES

     The Company has incurred net operating losses since inception and has a loss carry-forward of approximately $1,093,000 at December 31, 1999, expiring in years beginning 2014. Deferred tax assets have not been recorded for future reduction in income taxes that may result from the net operating loss carry-forward.

     The deferred tax assets and liabilities are as follows at December 31, 1999:

                                             1999            1998
                                         -----------     -----------
     Net operating loss carry-forward    $ 1,092,988     $   502,746
     Depreciation                             16,480           8,252
                                         -----------     -----------
            Total                          1,076,508         510,998
     Less valuation allowance             (1,076,508)       (510,998)
                                         -----------     -----------

     Net Deferred Tax Liability          $         0     $         0
                                         -----------     -----------

     Deferred taxes reflect a combined federal and state tax rate of approximately 40%. For financial reporting purposes, a valuation allowance equal to the deferred tax asset has been established in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". The Company will continually review the adequacy of the valuation allowance and will recognize these benefits only as assessment indicates that it is more likely than not that the benefits will be realized.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     LITIGATION

     The Company is defendant in lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the action is without merit or that the ultimate liability, if any, resulting from it will not have a material adverse affect on the Company's earnings, cash flows or financial position.

NOTE 8 - COMMON STOCK AND ADDITIONAL PAID-IN-CAPITAL

     In February 12, 1998, the Company issued 7,000,000 shares of common stock to M. Keith Ives and 1,700,000 common shares to Maxxon, Inc., in accordance with the separation agreement between M. Keith Ives and Maxxon, Inc.. The shares were issued in a tax free exchange under the terms of the agreement.

     From April 20, 1998 through December 31, 1998 the Company sold 877,650 shares of common stock to various purchasers pursuant to Rule 504 of Regulation D and Section 4 (2) of the Securities Act of 1933. The 552,650 shares issued under the 504 offering to individual investors were sold at an average purchase price of $0.72 per share. The 305,000 restricted shares issued to employees and officers, and 20,000 restricted shares issued to Summa Laboratories for the purchase of rights to product formulas were issued at par value at an average price of $0.001 per share. The stock certificates for Summa Laboratories were prepared in 1998, but the terms of the agreement were not completed until 1999 when the Summa formula investment was recorded at a fair market value of $0.80 per share.

     From January 1, 1999 through December 31, 1999 the Company sold 400,736 shares of common stock to various purchasers pursuant to Rule 504 of Regulation D and Section 4 (2) of the Securities Act of 1933. The average purchase price was $0.72 per share which includes commissions, fees and expenses.

     During 1999 the Company issued 2,868,560 to various employees, officers and directors pursuant to Rule 504 of Regulation D and Section 4 (2) of the Securities Act of 1933. These shares were issued to employees, officers and directors for services rendered and were issued at an average price of $0.05 per share.

NOTE 9 - RELATED PARTY TRANSACTIONS

     During the year ended December 31, 1998, officers loaned the Company $91,044 to cover certain operating expenses. During 1998, the Company repaid a total of $81,711. The remaining note payable-officer balance of $41,752 accrues interest at a rate of 10% per year.

     During 1999 certain officers & shareholders of the company advanced $270,487 to the company to cover certain operating expenses. During the year a total of $191,101 was paid on these notes leaving a balance due of $121,137 at December 31, 1999.

NOTE 10 - EARNING PER SHARE

     The following table reconciles the number of common shares outstanding as shown on the Balance Sheet with the weighted average common shares outstanding as shown on the Statement of Operations for the year ended December 31, 1999 and 1998.

                                            1999          1998
                                         ----------    ----------
     Common shares outstanding           12,846,946     9,577,650

     Effect of using weighted average
     common shares outstanding            2,700,328       543,574
                                         ----------    ----------
     Weighted average common shares      10,146,618     9,034,076
      outstanding                        ----------    ----------


                                    PART III


Item 1. Index to Exhibits

Exhibit I - AGREEMENT BETWEEN KEITH IVES AND MAXXON, INC. ( See attached )
            ----------------------------------------------

Exhibit II - STATE OF OKLAHOMA CERTIFICATE OF INCORPORATION AND BYLAWS
             ---------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        IVES HEALTH COMPANY, INC.

Date: March 31, 2000                    /s/ Michael Harrison
      ---------------------------       --------------------
                                        By: Michael Harrison
                                        Chief Executive Officer

                                POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Michael Harrison and/or M. Keith Ives, his true and lawful attorneys-in-fact and agents, to sign any or all amendments to this Report on Form 10- SB, and to file the same with all exhibits thereto and other and documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorney-in-fact agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person hereby ratifying and confirming that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Exchange Act of 1934, this Report on Form 10-KSB has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                              Capacity                         Date
--------------------------------------------------------------------------------

/s/ M. KEITH IVES               President and Director            March 31, 2000
-------------------------
M. Keith Ives

/s/ MICHAEL HARRISON            CEO and Director                  March 31, 2000
-------------------------
Michael Harrison

/s/ PERRY IVES                  Vice-President and Director       March 31, 2000
-------------------------
Perry Ives

/s/ JOETTA HUGHES               Secretary, Treasurer & Director   March 31, 2000
-------------------------
JoEtta Hughes

/s/ JIM JONES                   Director                          March 31, 2000
-------------------------
Jim Jones